Callon Petroleum Company

One Briarlake Plaza

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

September 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Callon Petroleum Company
Registration Statement on Form S-4
Filed August 20, 2019
File No. 333-233366

Ladies and Gentlemen:

This letter sets forth responses of Callon Petroleum Company (the “Company” or “Callon”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 10, 2019, with respect to the above referenced Registration Statement on Form S-4.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, we have revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Registration Statement”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, and capitalized terms used but not defined in this letter have the meanings given such terms in the Registration Statement.

Registration Statement on Form S-4

The Merger, page 67

1.

Disclosure at page 67 states that as part of Callon’s ongoing planning process, the Callon board met periodically “to consider and evaluate potential alterative strategic alternatives, including business combinations, acquisitions, dispositions, and joint ventures.” You further state that the Callon board discussed a number of potential

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

September 20, 2019

strategic alternatives, including potentially acquiring one or more exploration and production companies or assets or entering into a business combination, during the course of its evaluation of Callon’s strategic direction. Additionally, you state that the board discussed whether Callon would benefit from the scale and attendant efficiencies that could come from a strategic combination with another shale-focused exploration and production company at various meetings and identified Carrizo as a potential strategic fit. Please discuss whether any other specific potential strategic alternatives were considered and when the Callon board determined to pursue this, as opposed to any alternative, transaction.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on pages 68, 69, 72, 74, 76, and 77 of the Registration Statement to provide the requested additional disclosure.

Opinion of Callon’s Financial Advisor

Public Trading Multiples, page 105

2.

Please discuss in greater detail the criteria used to select the publicly traded companies used in the public trading multiples analysis. In addition, we note you disclose on page 110 that J.P. Morgan conducted a selected transactions analysis, but we are unable to locate a description of such analysis in the registration statement. Please advise or revise.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on pages 108 and 112 of the Registration Statement to provide additional disclosure regarding the criteria used to select the publicly traded companies used in the public trading multiples analysis. Also, we have revised the Registration Statement on page 112 to remove the inadvertent reference to a selected transactions analysis. Such analysis was not material to J.P. Morgan Securities LLC’s (“J.P. Morgan”) opinion and was conducted for reference only.

3.

Please disclose the unlevered free cash flow that Callon and Carrizo are expected to generate utilized in J.P. Morgan’s and Lazard’s net asset value analysis. Please also disclose the years for which unlevered free cash flows were projected for J.P. Morgan’s analysis.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure on pages 96 through 98 and pages 101 through 104 of the Registration Statement to provide additional disclosure regarding the unlevered free cash flow that Callon and Carrizo are expected to generate utilized in J.P. Morgan’s and Lazard Frères & Co. LLC’s (“Lazard”) net asset value (“NAV”) analysis. Additionally, we advise the Staff that we have revised the disclosure on page 110 of the Registration Statement to clarify the description of the NAV analysis completed by J.P. Morgan. The NAV analyses described in the description of each of the financial advisors’ opinions within the Registration Statement, including

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

September 20, 2019

those of J.P. Morgan and Lazard, are based on multi-decade life-of-field models used to project cash flows from the development of oil and gas resources through depletion, with no terminal value assumptions. Each of Callon and Carrizo managements provided their respective financial advisors with the full life of field development plan and all assumptions/inputs, and therefore we respectfully advise the Staff that we believe the existing disclosure reflects the analysis performed.

Opinion of Carrizo’s Financial Advisors

Opinion of RBC Capital Markets, LLC, page 111

4.

We note the disclosure that RBCCM reviewed and relied upon reserve information as of March 31, 2019 and tax attributes expected to result from the utilization of net operating loss carryforwards prepared by management of Carrizo and Callon in connection with its net asset value analysis. Please revise to disclose this information and any related assumptions or provide an analysis explaining why such disclosures are not material.

We respectfully acknowledge the Staff’s comment and refer the Staff to the additional disclosure on page 100 of the Registration Statement, which describes the preparation by Carrizo of certain estimates of reserve and resource information as of March 31, 2019 that were relied upon by RBC Capital Markets, LLC (“RBCCM”) and Lazard, and the use of such reserve and resource information with respect to the unlevered free cash flows and analogous measurements (for which disclosures have also been added on pages 101 to 104 of the Registration Statement) that were used in Carrizo’s financial advisors’ NAV analyses. Because these measurements are derived from the cash flows attributable to such reserves and resources information, Carrizo does not believe that disclosing specific quantities of such reserves and resources in addition to the information included in the Registration Statement would be material.

We also refer the Staff to the additional disclosure on page 122 of the Registration Statement regarding the impact of the transaction on tax attributes expected to result from the utilization of net operating loss carryforwards in connection with RBCCM’s analysis.

Comparison of Shareholder Rights, page 183

5.

We note that your amended and restated bylaws filed as Exhibit 3.2 include a forum selection provision that designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to discuss this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

September 20, 2019

brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please consider including appropriate risk factor disclosure describing any risks or impacts this provision may have on investors, including the risk that investors may be subject to increased costs to bring a claim and that the provision could discourage claims or limit investors’ ability to bring a claim in a judicial forum they find favorable.

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the Registration Statement on page 202 to add the requested disclosure regarding the forum selection provision of our amended and restated bylaws. In particular, our added disclosure clarifies that (i) the forum selection provision does not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (ii) there exists uncertainty as to whether a court would enforce the forum selection provision with respect to actions arising under the Securities Act or Exchange Act and (iii) our shareholders cannot waive our compliance with the federal securities laws and the rules and regulations thereunder on account of the forum selection provision.

We also advise the Staff that we have included additional risk factor disclosure on page 42 of the Registration Statement describing risks or impacts the forum selection provision may have on our shareholders, including the risk that our shareholders may be subject to increased costs to bring a claim and that the provision could discourage claims or limit shareholders’ ability to bring a claim in a judicial forum they find favorable.

[Remainder of page intentionally left blank]

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

September 20, 2019

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sean T. Wheeler of Kirkland & Ellis LLP at (713) 836-3427 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Very truly yours,

CALLON PETROLEUM COMPANY

By:	/s/ Michol L. Ecklund
Name: Michol L. Ecklund
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Karina Dorin, Securities and Exchange Commission

Loan Lauren Nguyen, Securities and Exchange Commission

Joseph C. Gatto, Jr., Callon Petroleum Company

Sean T. Wheeler, P.C., Kirkland & Ellis LLP

Douglas A. Bacon, P.C., Kirkland & Ellis LLP

Lanchi Huynh, Kirkland & Ellis LLP

Gerry Morton, Carrizo Oil & Gas, Inc.

Gene J. Oshman, Baker Botts L.L.P.

James B. Marshall, Baker Botts L.L.P.

5